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                                                    As Filed with the Securities
                                                         and Exchange Commission
                                                              on August 30, 2000

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


--------------------------------

In the Matter of                            INTERIM CERTIFICATE

Conectiv                                             OF

File No. 70-9573                                NOTIFICATION

(Public Utility Holding Company             PURSUANT TO RULE 24
Act of 1935)

--------------------------------


This Certificate of Notification pursuant to Rule 24 (17 C.F.R. Section 250.24) is filed by Conectiv, a Delaware corporation and its nonutility subsidiaries, Conectiv Solutions LLC ("Solutions"), ATE Investment, Inc. ("ATE") and King Street Assurance Ltd. ("KSA"), in connection with transactions proposed in Conectiv's Form U-1 Application-Declaration (the "Application-Declaration") on November 2, 1999 and amended by Amendment No. 1 filed under the Public Utility Holding Company Act of 1935, as amended (the "Act") on February 9, 2000, and authorized by the order of the Securities and Exchange Commission (the "Commission") dated February 10, 2000 (the "Order"), the undersigned hereby submits the following information applicable to the period ending June 30, 2000:


(1) On April 1, 2000, KSA expanded the reinsurance program to offer a selection of additional insurance services, including surge protection and "whole house" appliance protection, to the customers in the Eastern Region of CSI.

(2) As of June 1, 2000, KSA acting as reinsurer to National Union Fire Insurance Company of Pittsburgh, Pa., developed and wrote the Transmission & Distribution Property Coverage for Atlantic City Electric Company and Delmarva Power & Light Company.

     The transactions described above were carried out in accordance with the terms and conditions of, and for the purposes requested in, the
Application-Declaration, and in accordance with the terms and conditions of the Order.
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                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.


DATE:                                            Conectiv
                                                 Conectiv Solutions, LLC
                                                 ATE Investment, Inc.
                                                 King Street Assurance Ltd.

August 30, 2000                                  By: /s/Philip S. Reese
                                                     ------------------
                                                     Philip S. Reese
                                                     Vice President & Treasurer